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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                       (Name of Subject Company (issuer))

                   PROGRESSIVE ASSET MANAGEMENT, INC., ISSUER
 (Name of Filing Person (identifying status as offeror, issuer or other person))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    742957103
                       CUSIP Number of Class of Securities

                                  Eric Leenson
                     1010 Oak Grove Road, Concord, CA 94518
                                  800-786-2998
          (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the filing person)

                            Calculation of Filing Fee


              Transaction valuation               Amount of Filing Fee
$150,000, which is the maximum amount that        $3,000.00
the Issuer will pay for outstanding shares of the Issuer.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     Amount Previously Paid:___________________
                     Form or Registration No.:_________________
                     Filing Party:_____________________________
                     Date Filed:_______________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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[ ]    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:
[ ]

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS IN RESPONSE TO MULTIPLE ITEMS. As provided by General Instructions E and F, Exhibit a(1)(A), the Offer to Purchase and Exhibit a(1)(B), the Letter of Transmittal are incorporated by reference in response to multiple items as follows:

Exhibit a(1)(A) Offer to Purchase: Items 1, 2, 3, 4 (a)(i) to (iii), (v) to
(ix), and (xii) and (b), 5, 6 (a) and (b), 7(a), 8, 11(b)

Exhibit a(1)(B) Letter of Transmittal: Item 4.

Responses to certain items and additional information are as follows:

ITEM 4. TERMS OF THE TRANSACTION.

(a) (iv), (x) and (xi) Not Applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The March 1999 agreement for the purchase of shares of PAM. by Paradox Holdings, Inc., is attached as Exhibit (d)(2) The original Standstill Agreement among Paradox Holdings, Inc., Financial West Group, and PAM is attached as Exhibit (d)(1). The Amendment to the Standstill Agreement, extending the Agreement to January 1, 2003, is attached as Exhibit
       (d)(3).

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(f)     Not Applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(g) and (h)    Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

See response to Item 5, which is incorporated by reference herein.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

None.



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ITEM 10. FINANCIAL STATEMENTS.

Financial statements are not material because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and PAM is a public reporting company.

ITEM 11. ADDITIONAL INFORMATION.

(a)     None.

ITEM 12. EXHIBITS.

(a)
        Exhibit a(1)(A)  Offer to Purchase.
        Exhibit a(1)(B)  Letter of Transmittal.
        Exhibit a(5)     Press Release
        Exhibit d(1)     Standstill Agreement between PAM and Paradox
                         Holdings(1)
        Exhibit d(2)     Purchase Agreement Among Paradox Holdings, PAM and
                         FWG(2)
        Exhibit d(3)     Amendment to Standstill and Restrictions on Transfer
                         Agreement Between and among Progressive Asset
                         Management, Paradox Holdings Inc., and Financial
                         West Group

        Footnotes:

        (1) Incorporated by reference to PAM's Registration Statement on Form 10SB, Amendment 2, filed August 9, 2000, Exhibit 6(b).

        (2) Incorporated by reference to PAM's Registration Statement on Form 10SB, Amendment 2, filed August 9, 2000, Exhibit 12.

(b), (g), (h)  Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          /s/
------------------------------
Eric Leenson, President and
Chief Executive Officer
November 14, 2001


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